File Number 082-02819


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

03 SEP -8 AM 7:21

01 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


03029891

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

SUPPL

Encl.

dw 9/9

Severn Trent Plc has been informed that 178,226 Ordinary Shares of 65 5/19 pence each in Severn Trent Plc have been provisionally allocated under the terms of the Severn Trent Plc Long Term Incentive Plan to the Directors of the Company as set out below. These Ordinary Shares will vest at the end of a three year performance period, depending on the achievement of performance targets, but will not require any payment from the Directors.

Name of Director	No. of Shares Subject to Award
R M Walker	69,214
J K Banyard	19,178
M J Bettington	28,767
B Duckworth	25,739
A S Perelman	35,328

www.severntrent.com